[redacted]

14040930

SECU... ...SION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
RECEIVED
JUN 30 2014
Wash., DC
404

| SEC FILE NUMBER |
|---|
| 8- 39854 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 05/01/2013 (MM/DD/YY) AND ENDING 04/30/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTR, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 John F Kennedy Blvd - Suite 401
(No. and Street)

| Philadelphia | PA | 19103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Crompton 215-665-0245
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano Slack LLC
(Name – *if individual, state last, first, middle name*)

| 125 Strafford Avenue | Wayne | PA | 19087 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OO 7/3/14

TG 7/7/14

# OATH OR AFFIRMATION

I, James Crompton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTR, Inc., as of April 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA C. OLT
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/21/2018

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PTR, INC.

Financial Statements

April 30, 2014

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

# PTR, INC.

## Financial Statements

## April 30, 2014

# INDEX

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

## INDEPENDENT AUDITORS' REPORT

To the Stockholder
PTR, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of PTR, Inc. (the "Company"), which comprise the statements of financial condition as of April 30, 2014, and the related statements of operations, changes in subordinated borrowing, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedure that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



125 Strafford Avenue, Suite 200
Wayne, PA 19087
*tel* 610-687-1600 *fax* 610-687-0016
www.stephanoslack.com

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PTR, Inc. as of April 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Stephano Slack LLC

Stephano Slack LLC

June 25, 2014
Wayne, Pennsylvania

**PTR, INC.**
Statement of Financial Condition
April 30, 2014

## ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 5,331,598 |
| Accounts Receivable, Net of Allowance for Doubtful Accounts of $413,921 | | 4,760,088 |
| Deposits with Clearing Organizations | | 4,679,445 |
| Securities Owned, at Fair Value | | 1,052,250 |
| Prepaid Expenses | | 242,755 |
| Deposit | | 20,472 |
| Deferred Tax Asset | | 271,496 |
| Property and Equipment, Net of Accumulated Depreciation | | 31,747 |
| Other Assets | | 40,951 |
| TOTAL ASSETS | $ | 16,430,802 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Subordinated Borrowing | $ | 500,000 |
| Accounts Payable and Accrued Expenses | | 9,794,188 |
| Securities Sold, Not Yet Purchased | | 1,883,100 |
| TOTAL LIABILITIES | | 12,177,288 |
| Stockholder's Equity | | 4,253,514 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 16,430,802 |

The accompanying notes are an integral part of these financial statements.

**PTR, INC.**
Statement of Operations
For the Year Ended April 30, 2014

| | | |
|---|---|---|
| Revenues | | |
| Commissions | $ | 29,604,152 |
| Interest Income | | 385 |
| Losses on Securities in Investment Accounts | | (84,891) |
| TOTAL REVENUES | | 29,519,646 |
| Expenses | | |
| Commissions | | 6,650,052 |
| Employee Compensation and Benefits | | 13,880,146 |
| Exchange and Registration Fees | | 6,694,811 |
| Occupancy Expense | | 60,154 |
| Other Expenses | | 2,480,354 |
| TOTAL EXPENSES | | 29,765,517 |
| LOSS BEFORE BENEFIT FOR INCOME TAXES | | (245,871) |
| BENEFIT FOR INCOME TAXES | | (27,397) |
| NET LOSS | $ | (218,474) |

The accompanying notes are an integral part of these financial statements.

**PTR, INC.**
Statement of Changes in Subordinated Borrowing
For the Year Ended April 30, 2014

| | | |
|---|---|---|
| Subordinated Borrowing at May 1, 2013 | $ | 500,000 |
| Change in Subordinated Borrowing | | 0 |
| SUBORDINATED BORROWING AT APRIL 30, 2014 | $ | 500,000 |

The accompanying notes are an integral part of these financial statements.

**PTR, INC.**
Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2014

| | Common Stock* | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Beginning Balance, May 1, 2013 | $ 1 | $ 14,999 | $ 4,456,988 | $ 4,471,988 |
| Net Loss | 0 | 0 | (218,474) | (218,474) |
| ENDING BALANCE, APRIL 30, 2014 | $ 1 | $ 14,999 | $ 4,238,514 | $ 4,253,514 |

* $1 Par Value, 10,000 Shares Authorized, 1 Share Issued and Outstanding

The accompanying notes are an integral part of these financial statements.

**PTR, INC.**
Statement of Cash Flows
For the Year Ended April 30, 2014

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Loss | $ | (218,474) |
| Adjustments to Reconcile Net Loss to Net Cash Flows Used by Operating Activities | | |
| Depreciation | | 1,775 |
| Bad Debt Expense | | 95,043 |
| Change in Deferred Tax Asset | | (7,668) |
| Decrease (Increase) in Assets | | |
| Accounts Receivable | | 663,880 |
| Deposits with Clearing Organizations | | (809,003) |
| Securities Owned, at Fair Value | | (634,030) |
| Prepaid Expenses | | 356,488 |
| Other Assets | | 218,311 |
| Increase (Decrease) in Liabilities | | |
| Accounts Payable and Accrued Expenses | | (741,495) |
| NET CASH FLOWS USED BY OPERATING ACTIVITIES | | (1,075,173) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Securities Sold, Not Yet Purchased | | 1,286,820 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 211,647 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | | 5,119,951 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ | 5,331,598 |

<u>Supplemental Disclosure of Cash Flow Information</u>

| | | |
|---|---|---|
| Cash Paid During the Year for Income Taxes | $ | 17,518 |
| Cash Paid During the Year for Interest | $ | 46 |

The accompanying notes are an integral part of these financial statements.

**NOTE 1 - Organization and Nature of Business**

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange MKT LLC ("NYSE MKT"), the Chicago Board Options Exchange ("CBOE"), the International Securities Exchange ("ISE"), and NASDAQ OMX PHLX ("PHLX"). The Company is a Pennsylvania Corporation that provides brokerage services to its customers located throughout the United States. The Company is a wholly owned subsidiary of James Crompton, Inc.

**NOTE 2 - Summary of Significant Accounting Policies**

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Securities Owned - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820").

As required by the *Financial Services - Broker and Dealers* Topic of the FASB Accounting Standards Codification No. 940 ("FASB ASC 940"), any unrealized gains or losses resulting from subsequent measurement of securities owned and securities sold, not yet purchased to fair value are included in profit or loss on the statement of operations.

**NOTE 2 - Summary of Significant Accounting Policies (continued)**

Accounts Receivable - Accounts receivable are carried at cost less an allowance for doubtful accounts. The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The Company does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable balances and establishes an allowance for doubtful accounts based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. At April 30, 2014, the allowance for doubtful accounts was $413,921.

Deposits with Clearing Organizations - Amounts of deposits with and payable to clearing organizations relate to the transactions clearing through these organizations.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

| | |
|---|---|
| Equipment | 5 Years |
| Automobiles | 5 Years |

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment loss noted as of April 30, 2014.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fair Value of Financial Instruments - The *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The carrying amounts for cash and cash equivalents, accounts receivable, deposits with clearing organizations, prepaid expenses, accounts payable and accrued expenses approximate their fair value because of their short-term maturity.

**NOTE 2 - Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments - (continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

| | |
|---|---|
| Level 1 | Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. |
| Level 2 | Inputs to the valuation methodology include<br>• Quoted prices for similar assets or liabilities in active markets;<br>• Quoted prices for identical or similar assets or liabilities in inactive markets;<br>• Inputs, other than quoted prices, that are observable for the asset or liability;<br>• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.<br>If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. |
| Level 3 | Inputs to the valuation methodology are unobservable and significant to the fair value measurement. |

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of April 30, 2014.

*Deposits with Clearing Organizations:* Valued based on cash and cash equivalents and are considered Level 1 within the fair value hierarchy of the Company.

*Unit Investment Trust*: Valued at the daily closing price as reported by the trust. The unit investment trust held by the Company is an open-ended unit investment trust that is registered with the SEC. This trust is required to publish their daily net asset value (NAV) and to transact at that price. The unit investment trust held by the Company is deemed to be actively traded.

*U.S Equities:* Values based on the closing price reported on the active market in which the securities are traded and are considered Level 1 within the fair value hierarchy of the Company.

**NOTE 2 - Summary of Significant Accounting Policies (continued)**

Fair Value Measurements - (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of April 30, 2014:

| | Assets at Fair Value as of April 30, 2014 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Assets | | | | |
| Deposits with Clearing Organizations | $ 4,679,445 | $ 0 | $ 0 | $ 4,679,445 |
| Securities Owned | | | | |
| Unit Investment Trust | $ 941,550 | $ 0 | $ 0 | $ 941,550 |
| U.S. Equities | 110,700 | 0 | 0 | 110,700 |
| TOTAL SECURITIES OWNED | $ 1,052,250 | $ 0 | $ 0 | 1,052,250 |
| Liabilities | | | | |
| Securities Sold, Not Yet Purchased | | | | |
| Unit Investment Trust | $ 1,883,100 | $ 0 | $ 0 | 1,883,100 |

Income Taxes - As required by the *Income Taxes* Topic of the FASB Accounting Standards Codification No. 740 ("FASB ASC 740"), deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are provided on deferred tax assets for which it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company has evaluated the effects of the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740") and has concluded that the Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon a taxing authorities examination. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2010.

**NOTE 3 - Securities Owned and Securities Sold, Not Yet Purchased**

Marketable securities owned and sold, not yet purchased, consists of trading and investment securities at fair value, as of April 30, 2014 as follows:

| | Securities Owned | Securities Sold, Not Yet Purchased |
|---|---|---|
| Unit Investment Trust | $ 941,550 | $ 1,883,100 |
| U.S. Equities | 110,700 | 0 |
| | $ 1,052,250 | $ 1,883,100 |

## NOTE 4 - Property and Equipment

Property and equipment at April 30, 2014 were as follows:

| | | |
|---|---|---|
| Equipment | $ | 18,985 |
| Automobiles | | 78,818 |
| TOTAL PROPERTY AND EQUIPMENT | | 97,803 |
| Less: Accumulated Depreciation | | 66,056 |
| NET PROPERTY AND EQUIPMENT | $ | 31,747 |

Depreciation expense for the year ended April 30, 2014 was $1,775.

## NOTE 5 - Subordinated Borrowing

The Company has a note payable to a related party in the amount of $500,000. Interest on the note payable will be paid annually at a rate of 1% of the principal balance with the principal due in December 2015.

The subordinated borrowing is with a related party and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreements due on December 2015.

## NOTE 6 - Accrued Expenses

Accrued expenses at April 30, 2014 were as follows:

| | | |
|---|---|---|
| Commissions Payable | $ | 9,003,392 |
| Accrued Interest | | 6,685 |
| Accrued Professional Fees | | 65,000 |
| Accrued SIPC Fees | | 27,779 |
| Accrued Floor Expenses | | 550,000 |
| TOTAL ACCRUED EXPENSES | $ | 9,652,856 |

## NOTE 7 - Income Taxes

Deferred taxes are computed based on the expected tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal item resulting in the difference is the establishment of an allowance for doubtful accounts. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The (benefit) provision for income taxes for the year ended April 30, 2014 was as follows:

| | |
|---|---|
| Current (Benefit) Provision | |
| Federal | $ (23,927) |
| State | 4,198 |
| NET CURRENT BENEFIT FOR INCOME TAXES | (19,729) |
| Deferred Benefit | |
| Federal | (6,989) |
| State | (679) |
| NET DEFERRED BENEFIT FOR INCOME TAXES | (7,668) |
| TOTAL BENEFIT FOR INCOME TAXES | $ (27,397) |

At April 30, 2014, the Company has a current deferred tax asset in the amount of $271,496.

## NOTE 8 - Related Party Transactions

The Company has transactions in the ordinary course of business with Hybrid Trading & Resources ("HTR"), which is a related party through common ownership. For the year ended April 30, 2014, the Company received revenue from HTR in the amount of $199,798 for floor expenses. For the year ended April 30, 2014, the Company paid commissions to HTR in the amount of $7,493,625. The Company has amounts due from HTR totaling $1,590, which has been included in accounts receivable at April 30, 2014. The Company also has amount due to HTR totaling $13,035, which has been included in accounts payable at April 30, 2014.

**NOTE 9 - Lease Commitments**

The Company leases office space under a non-cancelable operating lease with monthly payments totaling $1,988 plus common operating expenses, which expires January 2016. Rental expense for the Philadelphia office for the year ended April 30, 2014 was $27,108.

The Company leases office space under a non-cancelable operating lease with monthly payments totaling $2,300 plus common operating expenses, which expires September 2016. Rental expense for the Chicago office for the year ended April 30, 2014 was $31,271.

The future minimum payments for the non-cancelable operating leases described above for the years ended April 30 are as follows:

| | |
|---|---|
| 2015 | $ 52,684 |
| 2016 | 45,445 |
| 2017 | 12,232 |
| TOTAL | $ 110,361 |

**NOTE 10 – Retirement Benefits**

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401(k) profit sharing plan. An employee may elect to contribute up to 100% of annual compensation subject to certain limits described in the plan document. A matching employer contribution may be made to the plan at the discretion of the Company. For the year ended April 30, 2014, the Company did not make a contribution to the Plan.

**NOTE 11 – Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

**NOTE 12 – Commitments and Contingencies**

The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

**NOTE 13 - Major Customer**

During the year ended April 30, 2014, the Company had two major customers. Gross revenues from this customer amounted to $6,077,912 or 20.6% of gross revenue for the year ended April 30, 2014. Accounts receivable outstanding relating to this revenue at April 30, 2014 was $1,222,228 which amounted to 25.6% of total receivables.

**NOTE 14 - Net Capital Requirements**

The Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Based on this election, the Company shall not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At April 30, 2014, the Company had net capital of $1,502,015 which was $1,252,015 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 6.5 to 1.

**NOTE 15 – Exempt Provisions of Rule 15c3-3**

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of the that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control any customer funds or securities at April 30, 2014.

**NOTE 16 – Financial Instruments with Off-Balance-Sheet-Risk**

The Company sold securities that it does not currently own and will therefore he obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements as of April 30, 2014, at the fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to April 30, 2014.

In the normal course of business, the Company's customer activities invoice the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

**NOTE 17 - Subsequent Events**

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from May 1, 2014 through June 25, 2014, the date of the financial statements were available to be issued. No material transactions have occurred during this period which would render these financial statements to be misleading.

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

# INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

To the Stockholder
PTR, Inc.
Philadelphia, Pennsylvania

We have audited the financial statements of PTR, Inc. as of and for the year ended April 30, 2014, and have issued our report thereon dated June 25, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Stephano Slack LLC

Stephano Slack LLC

June 25, 2014
Wayne, Pennsylvania



125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 fax 610-687-0016
www.stephanoslack.com

**PTR, INC.**
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
April 30, 2014

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total Stockholder's Equity | | $ 4,253,514 |
| Liabilities Subordinated to Claims of General Creditors Allowable in Net Capital | | 500,000 |
| TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES | | 4,753,514 |
| Deductions | | |
| Non-Allowable Assets | | |
| Receivables from Brokers-Dealers | $ 2,345,008 | |
| Property and Equipment, Net of Accumulated Depreciation | 31,747 | |
| Prepaid Expenses | 242,755 | |
| Deposit | 20,472 | |
| Deferred Tax Asset | 271,496 | |
| Other Assets | 40,951 | |
| TOTAL DEDUCTIONS | | 2,952,429 |
| Net Capital Before Haircuts on Securities Positions | | 1,801,085 |
| Haircuts on Securities Positions | | |
| Unit Investment Trust | 282,465 | |
| U.S Equities | 16,605 | |
| TOTAL HAIRCUTS ON SECURITIES POSITIONS | | 299,070 |
| NET CAPITAL | | $ 1,502,015 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Accounts Payable and Accrued Expenses | $ 9,794,188 | |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 9,794,188 |
| **COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:** | | |
| MINIMUM NET CAPITAL REQUIRED (2% x $9,794,188) | | $ 195,884 |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER | | $ 250,000 |
| NET CAPITAL REQUIREMENT | | $ 250,000 |
| EXCESS NET CAPITAL | | $ 1,252,015 |
| NET CAPITAL LESS 120% OF MINIMUM ($250,000 x 120%) | | $ 1,202,015 |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 9,794,188 |
| RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 6.5 to 1 |

**PTR, INC.**
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
April 30, 2014

**RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF APRIL 30, 2014)**

| | |
|---|---|
| NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT | $ 3,189,472 |
| AUDIT ADJUSTMENTS | |
| ADJUSTMENT TO NON-ALLOWABLE ASSETS | (1,826,407) |
| ADJUSTMENT TO ACCOUNTS RECEIVABLE | 1,488 |
| ADJUSTMENT TO PREPAID EXPENSES | (6,423) |
| ADJUSTMENT TO DEFERRED TAXES | 82,160 |
| ADJUSTMENT TO ACCUMULATED DEPRECIATION | 4,225 |
| ADJUSTMENT TO ACCRUED EXPENSES | 57,500 |
| | $ 1,502,015 |

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
PTR, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of PTR, Inc. (the "Company"), as of and for the year ended April 30, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.



125 Strafford Avenue, Suite 200
Wayne, PA 19087
*tel* 610-687-1600 *fax* 610-687-0016
www.stephanoslack.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

Stephano Slack LLC

June 25, 2014
Wayne, Pennsylvania

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
PTR, Inc.
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2014, which were agreed to by PTR, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating PTR, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). PTR, Inc.'s management is responsible for PTR, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for year ended April 30, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences, except for the under reporting of net losses from securities in investment accounts in the amount of $84, 891;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, except the change of net losses from securities in investment accounts noted in item 3 above. The increase in SIPC net operating revenues would result in an additional tax due $212.



125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 · fax 610-687-0016
www.stephanoslack.com

PTR, Inc.
Philadelphia, Pennsylvania

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

Stephano Slack LLC

June 25, 2014
Wayne, Pennsylvania

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS


125 Strafford Avenue, Suite 200
Wayne, PA 19087
*tel* 610-687-1600
*fax* 610-687-0016
www.stephanoslack.com